-------------------------
   FORM 4
__ Check this box if no
   longer subject to
   Section 16. Form 4
   or Form 5 obligations
   may continue. See
   Instruction 1(b).

-------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934.
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940.



-------------------------------------
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   Expires:     September 30, 1998
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   hours per response....0.5
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--------------------------------------------------- ------------------------------------------------------ -------------------------
1.  Name and Address of        2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to Issuer
    Reporting Person*                                                                             (Check all applicable)
                                  Hanover Capital Mortgage Holdings,        |X| Director                    __ 10% Owner
                                  Inc. - HCM                                |X| Officer (give title below)  __ Other (specify below)
                                                                                      President, Chief Executive Officer,
 Burchett      John        A.                                                               Chairman of the Board
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(Last)        (First)   (Middle)               3. IRS or Social        4. Statement for    7. Individual or Joint/Group Reporting
                                                  Security Number of      Month/Year                 (check applicable line)
                                                  Reporting Person                         |X|Form Filed by One Reporting Person
                                                  (Voluntary)             August 1998      __ Form Filed by More than One Reporting
                                                                                              Person
        90 West Street, Suite 1508                                        9/10/98
-------------------------------------------                            ------------------
                  (Street)                                             5. If Amendment,
                                                                          Date of Original
                                                                          (Month/Year)

New York        NY          10006
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(City)         (State)       (Zip)         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------ ------------- ----------------- ---------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                        and 4
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                                         Code   V          Amount  (A) or (D)  Price
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Common Stock                 8/10/98      P                  400        A       $9.50                          D
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                             8/12/98      P                1,500        A        9.375                         D
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                             8/13/98      P                  500        A        9.50                          D
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                             8/18/98      P                  800        A       10.42                          D
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                             8/19/98      P                  600        A       10.25                          D
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                             8/27/98      P                  300        A        9.50                          D
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                             8/28/98      P                2,000        A        9.375      400,277            D
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Common Stock                                                                                  3,000            I          Held by
                                                                                                                          children
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, See Instruction 4(b)(v).

FORM 4 (continued)                  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)



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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/     8)       or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Security
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties           5)      cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)                at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                   4)
                                    --------------------------------------------------
                                    Code V    (A)      (D) Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
                                   ---------------------------------------------------
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Rights to                                                                 Com-  119,167            119,167          D
Acquire                                                                   mon
                                                                          Stock
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Options                                                                   Com-  113,737            113,737          D
(rights to                                                                mon
acquire                                                                  Stock

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Warrants     $15.00                                       3/15/98 9/15/00  Com-   3,000              3,000          I       Held by
                                                                           mon                                              children
                                                                          Stock
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Warrants     $15.00      8/12/98      P        500        3/15/98 9/15/00  Com-     500   $0.4375                   D
                                                                           mon
                                                                          Stock
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Warrants     $15.00      8/13/98      P        500        3/15/98 9/15/00  Com-     500   $0.4375    1,000          D
                                                                           mon
                                                                          Stock
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Explanation of Responses:
(1) - (3) See Exhibit A

** Intentional misstatements or omissions of                /s/John A. Burchett                              November 19, 1998
   facts constitute Federal Criminal               --------------------------------------------       ------------------------------
   Violations                                            ** Signature of Reporting Person                         Date
   See 18 U.S.C. and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one
         of which must be manually signed.
         If space provided is insufficient,
         see Instruction 6 for procedure.

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